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Exhibit (a)(2)

June 25, 2004

PRIMA ENERGY CORPORATION
1099 18th Street, Suite 400
Denver, Colorado 80202

Dear Stockholder,

        I am pleased to inform you that on June 9, 2004, Prima Energy Corporation ("Prima"), Petro-Canada (US) Holdings Ltd. ("Parent") and a wholly owned acquisition subsidiary of Parent entered into a merger agreement, providing for Parent, through its subsidiary, to tender for all of the common stock of Prima (the "Shares") at $39.50 per Share (the "Offer"), followed by a cash merger (the "Merger") to acquire for $39.50 per Share any Shares of Prima that remain outstanding after the consummation of the Offer. The Offer is subject to the tender of at least a majority of the Shares outstanding on a fully diluted basis and the other terms and conditions contained in the Offer to Purchase and the Letter of Transmittal that are included in Parent and its subsidiary offering materials that are being delivered to you together with this letter. The Offer is currently scheduled to expire at 5:00 p.m., New York City time on July 22, 2004.

YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE OFFER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES INTO THE OFFER.

        In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the United States Securities and Exchange Commission. Among other things, your Board of Directors considered the written opinion of Goldman, Sachs & Co., one of Prima's financial advisors, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $39.50 per Share in cash to be received by you in the Offer and the Merger is fair to you from a financial point of view. The full text of the opinion and additional information about the Board's decision is included in the attached Schedule 14D-9. You are urged to read this information carefully in its entirety.

        In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase dated June 23, 2004, of Parent and its subsidiary together with related materials to be used for tendering your Shares. The Offer to Purchase contains further information regarding Prima and the Shares. Please use the enclosed Letter of Transmittal to tender your Shares. If your Shares are held in "street name," only your broker, banker or other nominee can tender your Shares and you should contact the person responsible for your account for information on how to instruct him or her to tender Shares on your behalf. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

        If you promptly tender your Shares and do not withdraw them you will receive payment immediately after consummation of the Offer without having to wait for completion of the Merger. If you need assistance with tendering your Shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the Offer, at its addresses or telephone numbers appearing on the back cover page of the Offer to Purchase.

        On behalf of the Board of Directors and the management and employees of Prima, we thank you for your support.

Yours sincerely,

Richard H. Lewis
Chairman, Chief Executive Officer and President

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PRIMA ENERGY CORPORATION 1099 18th Street, Suite 400 Denver, Colorado 80202